Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "IMMERSED INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 2021, AT 5:20 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6271491 8100
SR# 20211773587

Authentication: 203201661
Date: 05-13-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED CERTIFICATE OF INCOR[...]

OF

IMMERSED INC.
(a Delaware corporation)

The present name of the corporation is Immersed Inc. (the "Corporation"). The Corporation was incorporated under the name "AraJoy, Inc." by the filing of its original certificate of incorporation (as amended, the "Original Certificate of Incorporation") with the Secretary of State of the State of Delaware on January 4, 2017. The Corporation subsequently changed its name to "Immersed Inc." by filing a Certificate of Amendment to its Certificate of Incorporation with the Delaware Secretary of State on November 29, 2017. This Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the "Certificate of Incorporation"), which amends, restates and integrates the provisions of the Original Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of the stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The Original Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I
NAME

The name of the corporation is Immersed Inc. (the "Corporation").

ARTICLE II
AGENT

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive , Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV
STOCK

Section 4.1   Authorized Stock. The total number of shares which the Corporation shall have authority to issue is (a) 22,000,000 shares designated as Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 8,196,716 shares designated as Preferred Stock, par value $0.00001 per share ("Preferred Stock").

Section 4.2   Common Stock.

(a)   Voting. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation, including any certificate of designations relating to any series of Preferred Stock (each hereinafter referred to as a "Preferred Stock Designation"), that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation).

(b)   Dividends. Subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive dividends to the extent permitted by law when, as and if declared by the Board of Directors.

(c)   Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Section 4.3   Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. Subject to limitations prescribed by law and the provisions of this Article IV (including any Preferred Stock Designation), the Board of Directors is hereby authorized to provide by resolution and by causing the filing of a Preferred Stock Designation for the issuance of the shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series.

Section 4.4   No Class Vote on Changes in Authorized Number of Shares of Stock. Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1   Number. Except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), the Board of Directors shall consist of such number of directors as shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized.

Section 5.2   Directors.

(a)   Subject to the rights of the holders of any outstanding series of Preferred Stock, and unless otherwise required by law, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office (other than any director elected by a separate vote of the holders of one or more outstanding series of Preferred Stock), even though less than a quorum of the Board of Directors. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

(b)   Any director elected by the stockholders generally may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon.

(c)   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), and upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each Preferred Stock Director shall serve until such Preferred Stock Director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to said provisions, the terms of office of all Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case such Preferred Stock Director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

Section 5.3   Powers. Except as otherwise required by the DGCL or as provided in this Certificate of Incorporation (including any Preferred Stock Designation), the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.4   Election; Annual Meeting of Stockholders.

(a)   Ballot Not Required. The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation so provide.

(b)   Notice. Advance notice of nominations for the election of directors, and of business other than nominations, to be proposed by stockholders for consideration at a meeting of stockholders of the Corporation shall be given in the manner and to the extent provided in or contemplated by the Bylaws of the Corporation.

(c)   Annual Meeting. The annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix.

ARTICLE VI
SPECIAL MEETINGS OF STOCKHOLDERS

Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof (including any Preferred Stock Designation), a special meeting of the stockholders of the Corporation may be called at any time only by the Board of Directors. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board of Directors.

ARTICLE VII
EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE VIII
AMENDMENT

Section 8.1   Amendment of Certificate of Incorporation. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) in its present form or as hereafter amended are granted subject to this reservation.

Section 8.2   Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, but subject to the terms of any series of Preferred Stock then outstanding, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. Except as otherwise provided in this Certificate of Incorporation (including the terms of any Preferred Stock Designation that require an additional vote) or the Bylaws of the Corporation, and in addition to any requirements of law, the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, any provision of the Bylaws of the Corporation.

ARTICLE IX
LIABILITY OF DIRECTORS

Section 9.1   No Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 9.2   Amendment or Repeal. Any amendment, alteration or repeal of this Article IX that adversely affects any right of a director shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered

4

Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article X will only be prospective and will not affect the rights under this Article X in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock then outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article X.

ARTICLE XI
FORUM FOR ADJUDICATION OF DISPUTES

Section 11.1   Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Section 11.2   Enforceability. If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned officer of the Corporation this 13th day of May, 2021.

IMMERSED INC.

DocuSigned by:

By: Ranjit Bijoy
118330951AB24AF...

Name: Ranjit Bijoy
Title: Chief Executive Officer

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "IMMERSED INC.", FILED

IN THIS OFFICE ON THE TWENTY-SECOND DAY OF NOVEMBER, A.D. 2021,

AT 9:34 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

DocuSign Envelope ID: 2F227E8A-8E83-4CBF-96D6-FF182444B83E

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

IMMERSED INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Immersed Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Immersed Inc. and that this corporation was originally incorporated under the name "Arajoy, Inc." by the filing of its original certificate of incorporation pursuant to the General Corporation Law on January 4, 2017, which was amended and restated in its entirety on May 13, 2021 (the "***Existing Certificate of Incorporation***").

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242(b)(1) of the General Corporation Law and amends the Existing Certificate of Incorporation.

3. Section 4.1 of Article IV of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> "Section 4.1. Authorized Stock. The total number of shares which the Corporation shall have authority to issue is (a) 23,000,000 shares designated as Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 8,950,000 shares designated as Preferred Stock, par value $0.00001 per share ("Preferred Stock")."

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 19th day of November, 2021.

By: DocuSigned by: Ranjit Bijoy EA9E623B5F574B8...
Renji Bijoy, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:34 AM 11/22/2021
FILED 09:34 AM 11/22/2021
SR 20213861962 - File Number 6271491



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "IMMERSED INC.", FILED

IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 2023,

AT 12:09 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6271491 8100
SR# 20233800582

Authentication: 204455839
Date: 10-26-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF

IMMERSED INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Immersed Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1.   The name of this corporation is Immersed Inc. and that this corporation was originally incorporated under the name "Arajoy, Inc." by the filing of its original certificate of incorporation pursuant to the General Corporation Law on January 4, 2017, which was amended and restated in its entirety on May 13, 2021 (as amended thereafter from time to time, the "***Existing Certificate of Incorporation***").

2.   This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242(b)(1) of the General Corporation Law and amends the Existing Certificate of Incorporation.

3.   Section 4.1 of Article IV of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> "Section 4.1. Authorized Stock. The total number of shares which the Corporation shall have authority to issue is (a) 33,000,000 shares designated as Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 8,950,000 shares designated as Preferred Stock, par value $0.00001 per share ("Preferred Stock")."

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 24th day of October 2023.

By: /s/ Renji Bijoy
Renji Bijoy, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:09 PM 10/24/2023
FILED 12:09 PM 10/24/2023
SR 20233800582 - File Number 6271491

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF DESIGNATION OF "IMMERSED INC.",

FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 2021,

AT 7:17 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6271491 8100

SR# 20211776838

Authentication: 203204327

Date: 05-14-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF DESIGNATION OF
SERIES 1 CONVERTIBLE PREFERRED STOCK
OF
IMMERSED INC.

Pursuant to authority conferred upon the Board of Directors (the "**Board**") by the certificate of incorporation of Immersed Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), and pursuant to the provisions of Sections 141(f) and 151 of the DGCL, the Board adopted and approved resolutions to designate the number of shares to be included in a new series of preferred stock and the designation, rights, preferences and limitations of the shares of such new series, which resolution is as follows:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance of up to 8,196,716 shares of preferred stock, par value $0.00001 per share ("**Preferred Stock**"), of the Corporation in one or more series, and expressly authorizes the Board, subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1.   **Designation.** 8,196,716 shares of Preferred Stock shall be designated as "Series 1 Convertible Preferred Stock" (the "**Series 1 Preferred Stock**"). The rights, preferences, powers, restrictions and limitations of the Series 1 Preferred Stock shall be as set forth herein.

2.   **Rank.** With respect to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series 1 Preferred Stock shall rank senior to the Common Stock and any other class of securities that is specifically designated as junior to the Series 1 Preferred Stock (collectively, the "**Junior Securities**").

3.   **Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Designation) the holders of the Series 1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series 1 Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series 1 Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series 1 Preferred Stock, in

each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series 1 Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series 1 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series 1 Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series 1 Preferred Stock dividend. The "*Series 1 Original Issue Price*" shall mean, with respect to the Series 1 Preferred Stock, $4.11107 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 1 Preferred Stock.

4. **Liquidation.**

    4.1   Liquidation; Deemed Liquidation.

        (a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation, as defined below, a "*Liquidation*"), the holders of shares of Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount per share in cash equal to the greater of (i) the Series 1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such Liquidation (the amount payable pursuant to this sentence is hereinafter referred to as the "*Liquidation Amount*"). In the event of such Liquidation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series 1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation, the consideration not payable to the holders of shares of Preferred Stock pursuant to this Section 4.1, as the case may be, shall be distributed among the holders of Junior Securities, pro rata based on the number of shares held by each such holder.

        (b)   Deemed Liquidation. The occurrence of (i) a consolidation or merger with or into (whether or not the Corporation is the surviving corporation) another entity, or the sale of outstanding shares of capital stock of the Corporation, upon the consummation of which holders of outstanding shares of Common Stock (or other voting stock of the Corporation) shall hold less than 50% of the voting stock of the surviving or resulting entity, or (ii) the sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Corporation to another entity (any such event, a "*Deemed Liquidation*") shall be deemed a Liquidation for purposes of this Section 4. Upon the consummation of any such Deemed Liquidation, the holders of the Series 1 Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under Section 4.1(a) upon the occurrence of a Liquidation, including the right to receive the full payment from the Corporation of the Liquidation Amount payable with respect to the Series 1 Preferred Stock under Section 4.1(a) hereof. The Corporation shall not have the power to effect a Deemed Liquidation referred to in clause (i) of the first sentence of this Section 4.1(b) unless the agreement or plan of merger or consolidation for such transaction (the "*Merger Agreement*") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation shall be allocated to the holders of capital stock of the Corporation in accordance with Section 4.1(a). In the event of a Deemed Liquidation pursuant to clause (i) of the first sentence of this Section 4(b), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "*Additional Consideration*"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "*Initial Consideration*") shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4.1(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 4.1(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 4.1(b), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation shall be deemed to be Additional Consideration. Notwithstanding the foregoing, nothing in this Section 4.1(b) shall limit in any respect the right of any holder of Series 1 Preferred Stock to elect the benefits of this Section 4 in connection with any Liquidation.

4.2 <u>Insufficient Assets</u>. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Series 1 Preferred Stock the full preferential amount to which they are entitled under Section 4.1, (a) the holders of Series 1 Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full Liquidation Amounts which would otherwise be payable in respect of the Series 1 Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

4.3 <u>Notice</u>. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series 1 Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of such material change.

5. Voting.

5.1 <u>Voting Generally</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series 1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series 1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Designation, holders of Series 1 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

5.2 <u>Series 1 Preferred Stock Protective Provisions</u>. At any time when at least 1,000,000 shares of Series 1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 1 Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law, the Certificate of Incorporation of the Corporation or this Certificate of Designation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series 1 Preferred Stock (the "***Requisite Holders***") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation, or consent to any of the foregoing, unless the aggregate consideration payable to the Corporation and/or its stockholders is at least $140,000,000;

(b)   amend, alter or repeal any provision of this Certificate of Designation, the Certificate of Incorporation of the Corporation or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series 1 Preferred Stock;

(c)   (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series 1 Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Series 1 Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series 1 Preferred Stock with respect to its rights, preferences and privileges;

(d)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series 1 Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, and (iv) redemptions, dividends or distributions made in proportion to each stockholders' percentage ownership in the Corporation (on an as-converted to Common Stock basis) where the stockholders of the Corporation receive at least $140,000,000 in the aggregate; or

(e)   create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan, if it results in an aggregate increase in the number of shares of Common Stock reserved under all equity (or equity-linked) compensation plans of (i) greater than 20% of the outstanding shares of capital stock of the Corporation as of the date of this Certificate of Designation (as determined on a fully-diluted basis, including any shares of capital stock issuable upon the exercise of any outstanding options or warrants and any shares reserved for issuance under the Corporation's equity (or equity-linked) compensation plans) prior to April 1, 2022, or (ii) on any date on or after April 1, 2022, for the preceding 12-month period, greater than 15% of the outstanding shares of capital stock of the Corporation as of the first day of such 12-month period (as determined on a fully-diluted basis, including any shares of capital stock issuable upon the exercise of any outstanding options or warrants and any shares reserved for issuance under the Corporation's equity (or equity-linked) compensation plans).

6.   Conversion.

6.1   <u>Right to Convert; Automatic Conversion.</u>

(a)   Right to Convert. Subject to the provisions of this Section 6, at any time and from time to time, any holder of Series 1 Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding shares of Series 1 Preferred Stock held by such holder into shares of Common Stock on a one-to-one basis (subject to equitable adjustments for any stock splits, recapitalizations, reclassifications or the like with respect to the Common Stock or Preferred Stock of the Corporation).

6.2   Procedures for Conversion; Effect of Conversion.

(a)   Procedures for Holder Conversion. In order to effectuate a conversion of shares of Series 1 Preferred Stock pursuant to Section 6.1(a), a holder shall (i) submit a written election to the Corporation that such holder elects to convert shares, the number of shares elected to be converted, and (i) surrender, along with such written election, to the Corporation the certificate or certificates representing the shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such shares hereunder shall be deemed effective as of the date of surrender of such Series 1 Preferred Stock certificate or certificates or delivery of such affidavit of loss. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(b)   Effect of Conversion. All shares of Series 1 Preferred Stock converted as provided in Section 6.1 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Common Stock in exchange therefor.

6.3   Reservation of Stock. The Corporation shall at all times when any Shares of Series 1 Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Series 1 Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series 1 Preferred Stock pursuant to this Section 6. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares of Series 1 Preferred Stock.

6.4   No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of Shares of Series 1 Preferred Stock pursuant to Section 6.1 shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

7.   Reissuance of Series 1 Preferred Stock. Any shares of Series 1 Preferred Stock redeemed, converted or otherwise acquired by the Corporation or any subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.

8.   Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and the Requisite

Holders, and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of Series 1 Preferred Stock.

* * *

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this May 13, 2021.

IMMERSED INC.

DocuSigned by:

By: Ranjit Bijoy
118330951AB24AF...

Name: Ranjit Bijoy
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "IMMERSED INC.", FILED

IN THIS OFFICE ON THE TWENTY-SECOND DAY OF NOVEMBER, A.D. 2021,

AT 9:35 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6271491 8100

SR# 20213862002

Authentication: 204763599

Date: 11-22-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:34 AM 11/22/2021
FILED 09:35 AM 11/22/2021
SR 20213862002 - File Number 6271491

IMMERSED INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF DESIGNATION
OF
SERIES 1 CONVERTIBLE PREFERRED STOCK

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

Immersed Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1. The name of the Corporation is Immersed Inc.

2. The Corporation's Certificate of Designation of Series 1 Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on May 13, 2021.

3. That pursuant to the authority expressly conferred upon the Board of Directors of the Corporation (the "**Board**") by the Corporation's Amended and Restated Certificate of Incorporation, the Board adopted the following resolution amending Section 1 of the Certificate of Designation of Series 1 Convertible Preferred Stock of the Corporation:

RESOLVED: That the consummation of the transactions contemplated by these resolutions are advisable to the Corporation, and that the Board hereby authorizes and approves the following amendment to Section 1 of the Certificate of Designation of Series 1 Convertible Preferred Stock of the Corporation:

"**1. Designation**. 8,950,000 shares of Preferred Stock shall be designated as "Series 1 Convertible Preferred Stock" (the "***Series 1 Preferred Stock***"). The rights, preferences, powers, restrictions and limitations of the Series 1 Preferred Stock shall be as set forth herein."

4. This Certificate of Amendment of the Certificate of Designation of Series 1 Convertible Preferred Stock has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this 19th day of November 2021.

IMMERSED INC.

By: DocuSigned by: Ranjit Bijoy EA9E623B5F574B8...

Name: Renji Bijoy
Title: Chief Executive Officer